Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1101 (212) 818-8800

facsimile	(212) 818-8881
direct dial number	(212) 818-8638
email address
jgallant@graubard.com

March 11, 2016

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Tecnoglass Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 10, 2015

File No. 333-205586

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No. 1-35436

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated December 7, 2015, relating to the above- captioned Registration Statement on Form S-4 ("Registration Statement") and Form 10-K. Captions and page references herein to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Amendment No. 1 Registration Statement on Form S-4

General

1.	Please provide updated financial statements and related disclosures. Refer to Rule 3-12 of Regulation S-X.

We have provided updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Material U.S. Federal Income Tax Consequences, page 28

2.	We note that you filed a short form tax opinion in response to comment nine in our letter dated August 5, 2015. Please revise to state explicitly that the disclosure in this section is the opinion of Graubard Miller. For further guidance, see Section III.B.2 of Staff Legal Bulletin No. 19.

We have revised the disclosure on pages 29 and 30 of the Registration Statement as requested.

Notes to the Consolidated Financial Statements

Note 5. Variable Interest Entities, page FS-18

Note 4. Variable Interest Entities, page FS-39

3.	We note your response to comment 13 in our letter dated August 5, 2015. To help better understand your determination, please provide the following information:
•	You disclosed that your CEO, COO, other family members and other related parties own 100% of the equity of ESW LLC. You also disclosed that your CEO, CFO and other related parties own 100% of the equity in VS. Please provide us with the specific ownership interest of each of your related parties and their specific relationship to all other related parties. Please also provide us with the ownership interest of Technoglass, Inc. Please clarify any direct and indirect interest that your CEO and COO may have in Technoglass, Inc. as well.
•	Please provide us with your comprehensive analysis of how you applied the consolidation accounting guidance pursuant to ASC 810. Please specifically address your consideration of the following as it relates to EWS and VS:
•	Does a scope exception to the consolidation guidance apply?
•	Does a scope exception to the Variable Interest Model apply?
•	Does the reporting entity have a variable interest in an entity?
•	Is the entity a VIE?
•	If the entity is a VIE, is the reporting entity the primary beneficiary?

With respect to the information requested in the first part of the Staff’s comment, we have provided below the direct and indirect equity interest of the CEO, COO and other related parties.

As of December 31, 2015

(unaudited)

Table I E. S. Windows LLC (ESW)
Relationship to CEO	Person	Direct Equity Interest
Self	CEO José M. Daes, Managing Member	30.6%
Brother	COO Christian T. Daes, Managing Member	23.4%
Sister	Evelyn I Daes-Perez, Managing Member	6.0%
Panamanian Entity	Invelco S.A.	40.0%
		100.0%

	Table II Invelco S.A.
Relationship to CEO	Person	Direct and Indirect Equity Interest
Brother	Christian T. Daes (COO)	0.02%
Sister	Giselle Elena Daes de Amin	49.97%
Mother	Evelyna Abuchaibe de Daes	49.97%
None	Alberto Velilla Becerra	0.02%
None	Alvaro Velilla Becerra	0.02%

Table III Ventanas Solar, S.A. (VS)
Relationship to CEO	Person	Direct Equity Interest
Sister	Giselle Elena Daes de Amin	50.00%
Mother	Evelyna Abuchaibe de Daes	50.00%

Table IV Tecnoglass Inc. Ownership Interests
Person or Entity	Equity Warrants Outstanding	Common Shares Outstanding	Percent Shares
Energy Holding Corporation	789,082	21,067,141	78.3%
CEDE & Co (FAST)	3,268,319	3,853,995	14.3%
Ugo Colombo	-	388,199	1.4%
Earlybird Capital Inc.	-	311,522	1.2%
Child Trust fbo Francesca Weil	-	253,000	0.9%
Child Trust fbo Alexander Weil	-	253,000	0.9%
B Luke Weil	-	243,760	0.9%
Child Trust Benjamin Luke Weil	-	168,000	0.6%
A Lorne Weil	-	95,693	0.4%
Martha L Byorum	110,000	80,000	0.3%
Steven Levine	-	47,333	0.2%
Julio A Torres	-	47,000	0.2%
David Nussbaum	-	24,598	0.1%
Hoak Public Equities LP	638,647	20,071	0.1%
Continental Stock Transfer & Trust Co	-	17,400	0.1%
Ed Kovary	-	7,500	0.0%
Ptolemy Capital LLC	-	6,424	0.0%
Robert Stevens	-	6,000	0.0%
Eric Carrera	-	5,000	0.0%
BMO Nesbitt Burns Inc. Itf	229,810	-	0.0%
BMO Nesbitt Burns Inc. Itf Altairis	3,986	-	0.0%
Graubard Miller	150,000	-	0.0%
J Randall Waterfield	209,118	-	0.0%
Marjorie Hernandez	45,000	-	0.0%
Pinnacle Fund LLLP	452,048	-	0.0%
The Cascade Fund LLLP/Ascent	165,204	-	0.0%
The Red Oak Fund LP	484,330	-	0.0%
The Red Oak Long Fund LP	225,962	-	0.0%
Totals	6,771,506	26,895,636	100.0%

Table V

Direct and Indirect Equity Interest
of CEO and COO
In Tecnoglass Inc. (registrant)

CEO	José M. Daes	0.01%
COO	Christian T. Daes	0.05%
Mother	Evelyna Abuchaibe de Daes	32.93%
Sister	Giselle Elena Daes de Amin	32.93%
Children of CEO and COO		1.69%
Direct and Indirect Equity Interest of Daes Family		67.59	% *
All other non-related persons and entities		32.41%
		100.00%

* Owned through Energy Holding Corp.

With respect to the second part of the Staff’s comment, we present below an analysis of the Company’s comprehensive application of accounting consolidation guidance pursuant to ASC 810 for both ESW LLC (“ESW LLC”) and Ventana Solar, S.A. (“VS”),or collectively as the “Entities” :

•	Does a scope exception to the consolidation guidance apply?
•	Does a scope exception to the Variable Interest Model apply?
•	Does the Company have a variable interest in the entity?
•	If the Company have a variable interest in the entity, is the entity a VIE?
•	If the entity is a VIE, is the Company the primary beneficiary?

Does a scope exception to the consolidation guidance apply?

No. Scope exceptions in ASC 810-10-15 were not applicable to either legal entity. Neither entity is an investment company, employee benefit plan, governmental organization, an exempted financing entity established by a governmental organization, or any other exempted entity.

Does a scope exception to the Variable Interest Model apply?

No. Scope exceptions to the Variable Interest Entity Model are not applicable to either entity. ESW LLC and VS are not non-for-profit entities, does not fall within the business scope exception, “information-out”, nor separate accounts of life insurance entities.

Does the Company have a variable interest in the entities?

Yes. The Company has the following variable interests:

VS: The Company has two payment agreements with VS which are considered as subordinated financing to VS (refer to question #5 for details of the payment agreements).

ESW LLC: Given that the Company has provided subordinated financing to VS, the Company has determined it probably has an implicit variable interest in ESW LLC.

Following the guidance under ASC 810-10-25-22 through 25-36 the Company evaluated the purpose for which the entity was created and the nature of the risks in the entity:

•	ESW LLC was created for the purpose of executing normal course-of-business commercial transactions into the U.S. market, not for purposes of passive or active investment, financial support, off-balance sheet financing or other special purposes. ESW LLC is a commercial entity operating since 2003 in the State of Florida that acts as an importer-reseller of the Company’s products and as a freight forwarder of certain raw material inputs for the Company’s manufacturing processes.
•	VS was created for the purpose of executing normal course-of-business commercial transactions into the Panamanian market, not for purposes of passive investment, financial support, off balance sheet financing or other special purposes. VS is a commercial entity operating since 2003 in Panama as an importer and installer of products in Panama. VS operates a small warehouse facility for tools and accessories used to install windows and doors and for some minimal storage, handling or transshipment of the products arriving from the Company. The products are usually delivered to and stored at construction sites or other contractors’ facilities and are covered by insurance policies.

The Company also analyzed its ongoing commercial contracts with ESW LLC and VS and evaluated the pricing and credit terms of its contracts to determine whether the contracts acted as implicit variable interests to absorb variability from ESW LLC and VS’s risks. The Company concluded that the margins and credit terms in the commercial contracts have been consistently executed on arms-length terms, similar to other customers.

If the Company has a variable interest in an entity, is the entity a VIE?

ES Windows LLC

Following our prior response to the Staff’s letter dated August 5, 2015, the Company performed a further analysis of the facts and circumstances surrounding the Company’s accounting of ESW LLC as a VIE and determined that the prior analysis was in error and that ESW LLC is not a VIE. The Company considered a quantitative and qualitative materiality assessment of the disclosure error and concluded it was not material to the Company’s previously reported financial statements. The Company also considered the error indicative of its previously reported material weakness of financial reporting and closing processes.

As a result of the following analysis, the Company concluded that ESW LLC is not a VIE:

The equity investment at risk represents the amounts funded by the members of ESW LLC (see Table I). The equity holders at risk have the wherewithal to fund their investments in ESW LLC as they have sufficient resources from other businesses in the US and other countries. The Operational Agreement (members agreement) establishes that the members recognize losses and returns of the entity according to the proportion of their contributions. The equity investment by the members was not given or loaned to the members by any related party nor issued in exchange for subordinated financial support in another VIE.

Is the equity investment at risk insufficient to finance the activities of the entity?

No. Since the last reconsideration event prior to and through the dates of the financial statement presented ESW had sufficient equity (approximately 72% of $41.2 million total assets at fair value as of December 31, 2014) to finance its activities, as considered under ASC 810-10-25-45. Additionally, the following qualitative factors indicate that ESW has sufficient equity: a) ESW LLC does not have any debt nor any other off-balance sheet arrangements as of the day of the letter and since its creation, b) ESW LLC has demonstrated its ability to finance its activities without additional subordinated finance support.

Do the holders of the equity investment at risk lack power to direct activities that most significantly impact the entity’s performance?

No. The board of ESW LLC is comprised of the managing members of ESW LLC (which are the same equity holders- see Table I), which is in accordance with the Operating Agreement, that states that each managing member have the full power and authority to act for and to bind ESW LLC and that all decisions regarding the operations shall be made by the managing members, who are authorized to take any action on behalf of ESW LLC without any liability for those actions. The Operating Agreement indicates that the managing members have the obligation to absorb losses in the same proportion as their contributions and that there is no contract requirements indicating that the decisions should made by the combined approval of the managing members. Board meeting and the process of election is not formally documented as all the decision are taken by the largest owner, IVELCO (through Evalyna Abuchaibe de Daes y Giselle Elena Daes de Amin). The members of the board meet on a quarterly basis and manage the operational, capital decision and other activities such as: budgets, sales margins determinations, client selection, financing and all decisions related to the economic performance are managed by Giselle Elena Daes de Amin.

Is the legal entity structured with non-substantive voting rights?

No. All equity holders at risk have voting rights in proportion to their economic interest in ESW. No equity holder at risk has less voting rights as compared to its total economic interest in ESW.

Do parties other than the holders of the equity investment at risk have the obligation to absorb expected losses?

No. ESW was designed such that its members would absorb the losses of ESW. The equity holders at risk are not protected from absorbing the losses of ESW by any agreement or arrangement. There are also no separate or additional agreements that require the Company to absorb losses of ESW.

Do parties other than the holders of the equity investment at risk have the right to receive the residual returns?

No. ESW was designed such that its members would receive the residual returns of ESW. The equity holders at risk are not prevented from receiving the residual returns of ESW by any agreement or arrangement. There are also no separate or additional agreements that provide the Company with the right to receive the residual returns of ESW.

Ventanas Solar, S.A.

Following our prior response to the Staff’s letter dated August 5, 2015, the Company performed a further analysis of the facts and circumstances surrounding the Company’s accounting of VS as a VIE and determined that the prior analysis was in error and VS is not a VIE. The Company considered a quantitative and qualitative materiality assessment of the disclosure error and concluded it was not material to its previously reported financial statements. The Company also considered the error indicative of its previously reported material weakness of financial reporting and closing processes.

As a result of the following analysis, the Company concluded that VS is not a VIE:

The equity investment at risk represents the amounts funded by the shareholders of VS (see Table III). The equity holders at risk have the wherewithal to fund their investments in VS as they have sufficient resources from other businesses. The Pacto Agreement (shareholders agreement) establishes that the shareholders recognize losses and returns of the entity according to the proportion of their contributions. The equity investment by the shareholders was not given or loaned to the shareholders by any related party nor issued in exchange for subordinated financial support in another VIE.

Is the equity investment at risk insufficient to finance the activities of the entity?

No. Since the last reconsideration event prior to and through the dates of the financial statements presented, VS had sufficient equity (25% of $16.7 million total assets at fair value as of December 31, 2014) to finance its activities, as considered under ASC 810-10-25-45.

Additionally, the following qualitative factors were considered in making this assessment: a) Since the creation of VS in 2004 and until the commencement of the payment agreement with the Company in 2014, VS did not require or receive any additional support from third parties or related parties to fund its operations, b) Extended payment agreement with VS in 2014 was created as a support to VS as working capital to fund operations; however, Company’s management does not consider these agreements to be troubled debt restructuring as the conditions of these Payment Agreements were made in the ordinary course of their business and were made at arm´s length in Panama and considered to be low –risk, c) No guarantee from shareholders were required to obtain the extended payment agreement or are required to obtain a similar financing by third parties.

Do the holders of the equity investment at risk lack power to direct activities that most significantly impact the entity’s performance?

No. According the Pacto Social Agreement of VS, there is a three member board of directors appointed by the shareholders. All decisions, including the significant decisions, to operate the entity are made by the majority vote of the directors; however, decisions about appointments of directors are under the responsibility of shareholders, represented by Evalyna Abuchaibe de Daes and Giselle Elena Daes de Amin. The Board meets on a quarterly basis to decide on the significant decisions, including approval of the budget and other commercial decisions. The daily ongoing operational decisions and selection of clients are taken by the President (appointed by the board of directors) of the VS with ongoing support and advice from the shareholders.

Is the legal entity structured with non-substantive voting rights?

No. All equity holders at risk have voting rights in proportion to their economic interest in VS. No equity holder at risk has less voting rights as compared to its total economic interest in VS.

Do parties other than the holders of the equity investment at risk have the obligation to absorb expected losses?

No. VS was designed such that its shareholders would absorb the losses of VS. The equity holders at risk are not protected from absorbing the losses of VS by any agreement or arrangement. There are also no separate or additional agreements that require the Company to absorb losses of VS prior to the shareholders.

Do parties other than the holders of the equity investment at risk have the right to receive the residual returns?

No. VS was designed such that its shareholders would receive the residual returns of VS. The equity holders at risk are not prevented from receiving the residual returns of VS by any agreement or arrangement. There are also no separate or additional agreements that provide the Company with the right to receive the residual returns of VS.

If the entity is a VIE, is the Company the primary beneficiary?

Not applicable since the Entities are not considered VIEs as explained above.

4.	We note that you may have provided part of this analysis in your previous response. Please provide your comprehensive analysis of how you determined that you are not the primary beneficiary of EWS and VS.

We respectfully believe that this portion of the Staff’s comment is no longer applicable since the entities are not considered VIEs as discussed above.

We note your determination that commercial activity with EWS is conducted at arm’s length. Please also provide the following information:

•	Average margins for sales to EWS and as compared to all other sales into the U.S. for the periods presented. If there are significant variances please explain why.

	9 months 2015	12 months 2014
ESW LLC	54.20%	51.70%

	Ranges	Average*	Average**
Other U.S. 9 months 2015	14% - 63%	51.10%	46.40%
Other U.S. 12 months 2014	6.9% - 67.3%	46.10%	38.60%

* Average simple of clients with sales higher than $3 million

** Average simple of all US clients

The margins earned from the sale of products is dependent on the type of product sold. Each product has its own margin. Thus, without considering the type of products sold, a meaningful comparison of margins cannot be performed. The margins earned by the Company on sales to the Entities are consistent with the margins earned on sales to the other customers selling the same products. Margins on products exported by the Company to U.S. markets have been determined based on arms-length and market conditions according to the mix and type of products.

•	Typical payment terms for your U.S. customers as compared to the payment terms you negotiate with EWS.

Typical payment terms to U.S. clients are for net payment in 30 to 60 days depending on the relationship with the client. The Company grants 60-day payment terms to ESW according to the level of its commercial activities, similar to the conditions provided to other similar customers. There are no favorable conditions in these terms and conditions based on its other customer profiles.

•	An explanation of how installation costs are considered in sales to EWS. Explain whether you provide installation services for their sales or whether all installation services that are negotiated by EWS are also provided by EWS personnel. Please also address whether you receive any benefit on the installations negotiated by EWS.

Tecnoglass sells finished products to ESW LLC which then resells to its clients that provide installation services in the United States markets. Tecnoglass does not provide installation services and does not consider installation costs in its price quotation to either ESW or to other U.S. customers. The Company’s sales contracts with ESW and other U.S. customers do not provide for the Company to participate in customers’ revenue from installation services in any way.

•	Finally, please tell us whether Tecnoglass is involved in any of the negotiations between EWS and their customers.

Tecnoglass does not participate in negotiations between ESW LLC and its customers regarding final sales prices to the building project, installation services and costs, or other conditions. Tecnoglass provides product quotations to ESW LLC according custom to designs for each construction project and other U.S. clients considering target margins.

5.	We read in your response to comment 13 in our letter dated August 5, 2015 that VS and the Company have executed two Payment Agreements in early 2015 that are guaranteed by VS shareholders and by the client receivables in order to reduce VS’s payables to the Company with periodic payments. Please explain the details of these agreements to us and further explain how you considered these agreements in your determination that the Company does not provide financial support to VS.

The Company provides financial support to VS through the following extended payment agreements and these were considered as variable interest. The Company agreed with VS to make an extended payment agreement related to outstanding balances pending to recover from the Company to VS for commercial operations at the time of the agreement. These payment agreements were mainly created to fund working capital to VS due to the timing difference between the collections from VS’s customers (90 to 180 days) and the credit terms of VS with the Company (90 days). These agreements were considered in the evaluation of sufficient equity at risk (see question 3). Following are the terms of these Agreements:

▪	Payment Agreement I for $5,063,950. Under the terms of the Payment Agreement I entered into on December 16, 2014, VS is required to make six (6) semiannual payments of $843,905 plus interest at Libor plus 4.7% (annual interest rate is at market level).

▪	Payment Agreement II for $5,621,324. Under the terms of the Payment Agreement II entered into on March 26, 2015, VS is required to pay the outstanding balance in full by December 31, 2015 through variable monthly payments. VS shall also pay monthly interest at Libor plus 6.5% (Annual interest rate is at market level).

During the development of the financing strategy performed by Management before negotiating the payment agreements with the Company, VS researched with International and National Banks in order to identify markets rates and conditions. The research indicated that the terms and conditions of the payment agreements (borrowing amount, amount re-payment term and interests rate) were similar to the ones low-risk debt offered by these banks. Also, at the time the payment agreements were signed, VS was able to obtain a similar financing from a third party without additional guaranties.

6.	Please help us better understand your determination that within the Related Party Groups, Tecnoglass did not have controlling financial interests in either ESW LLC or VS and was not the primary beneficiary of the Entities’ controlling financial interests because the related party investors in the Related Party Groups were more closely associated to the Entities’ operations, risks and variability.

As discussed above, the Company respectfully determined that the entities are not VIEs. Accordingly, we respectfully believe that this comment is no longer applicable.

In this regard, we note that that both ESW and VS were formed to carry out marketing, sales and installations on behalf of Tecnoglass and that it would be difficult for Tecnoglass to sell in the markets that EWS and VS service, as such, the business of the VIEs and Tecnoglass appear to be interdependent.

The Company already has direct commercial relationships with different customers in the United States and Panama, besides ESW LLC and VS, respectively (see question 4). Also, the Company has enough resources in the United States and Panama to carry out its own marketing, sales and installations. The Company does not solely depend on ESW LLC and VS for its business operations in these countries and does not have any exclusivity agreements with these entities.

During the nine month period ended September 31, 2015, 35% of the total sales in the United States are represented by ESW and 79% of the sales in Panama are represented by VS. During the year ended in December 31, 2014, 37% of the total sales in United States were represented by ESW and 67% of the total sales in Panama were represented by VS.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

cc: Mr. Jose Daes

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

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